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                               June 17, 2020

       Vincent M. Amabile, Jr.
       Chief Executive Officer
       Morgan Group Holding Co.
       401 Theodore Fremd Avenue
       Rye, NY 10580

                                                        Re: Morgan Group
Holding Co.
                                                            Registration
Statement on Form S-1
                                                            Filed on May 26,
2020
                                                            File No. 333-238702

       Dear Mr. Amabile:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 Filed May 26, 2020

       Questions and Answers About the Spin-off, page v

   1. Please specify in this section that following the spin-off, in addition to receiving "services and an allocation of
office space from GAMCO Investors, Inc., ACG and affiliates under common control with us
by Mario J. Gabelli pursuant to existing expense sharing
                                                        agreements," you and
ACG will be both be controlled by Mario J. Gabelli.
       The Spin-off, page 18

   2. Please describe how you intend to determine the distribution ratio. Please describe any analyst reports or
other materials used as well as whether any persons or entities involved in setting the
distribution ratio have any interests in the spin-off and its related transactions. Indicate
whether you intend to seek a fairness opinion.
 Vincent M. Amabile, Jr.
Morgan Group Holding Co.
June 17, 2020
Page 2
Treatment of Fractional Shares, page 19

3. Please revise this section and the risk factor section to note the risks involved in this process due to the lack of established market for your shares and that such a significant majority of your shares are held by related parties. Please indicate if you anticipate that any such aggregated shares will be purchased by related parties. Existing Agreements with ACG, page 40

4. Please confirm that none of your agreements with ACG will be amended as a result of the spin-off.
Notes to Condensed Consolidated Financial Statements March 31, 2020
11. Subsequent Events, page F-12

5. Please update us with your current intentions regarding your proposed 1-for-100 reverse split including what impact this will have on your current shareholders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric Envall at (202) 551-3234 or Michael Clampitt at
(202) 551-3434 with
any questions.



FirstName LastNameVincent M. Amabile, Jr.                       Sincerely,
Comapany NameMorgan Group Holding Co.
                                                                Division of
Corporation Finance
June 17, 2020 Page 2                                            Office of
Finance
FirstName LastName